

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 10, 2008

via U.S. Mail

James Briscoe
President, Chief Executive Officer and Chief Financial Officer
Liberty Star Uranium & Metals Corp.
P.O. Box 32909
Tucson, Arizona 85751-2909

> **Re:** **Liberty Star Uranium & Metals Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2008**
> **File No. 0-50071**

Dear Mr. Briscoe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As to each matter to be submitted to your shareholders, state the vote required for approval or election, other than for the approval of auditors. See Item 21(a) of Schedule 14A.

Summary of Matters to Be Voted On, page 5

Proposal 4 – Approval of the 2007 Stock Option Plan, page 6

2.   It appears that you intended to attach a copy of the 2007 stock option plan as
        Schedule 1, but that such schedule was not filed. Please file such schedule with
        your amended preliminary proxy statement.

Directors and Executive Officers, page 6

Other Committees, page 8

3.   We note your disclosure that you do not have nominating or compensation
        committees, or committees performing similar functions. Please state the basis
        for the view of your board of directors that it is appropriate not to have such
        committees and identify each director who participates in the consideration of
        director nominees and each director who participates in the consideration of
        executive officer and director compensation. See Items 407(c)(1) and 407(e)(1)
        of Regulation S-K.

Increase in Authorized Capital to 10,000,000,000 Common Shares, page 14

4.   We note your disclosure that your board of directors recommends the increase in
        the authorized number of common shares so that additional shares will be
        available for issuance with respect to the conversion of promissory notes issued
        on May 11, 2007 and August 28, 2008. Please disclose the number of shares that
        are issuable with respect to such promissory notes.

2007 Stock Option Plan, page 15

5.   In connection with the proposal to approve your 2007 stock option plan, please
        provide the information required by Item 10(a)(2) of Schedule 14A with respect
        to new plan benefits.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

via facsimile

Kari Richardson, Esq.
(604) 687-6314